Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-160043

May 10, 2012

Pricing Term Sheet

Discovery Communications, LLC

$500,000,000 3.30% Senior Notes due 2022

$500,000,000 4.95% Senior Notes due 2042

Issuer:	Discovery Communications, LLC

Guarantor:	Discovery Communications, Inc.

Principal Amount:	2022 Notes: $500,000,000

2042 Notes: $500,000,000

Security Type:	Senior Notes

Maturity Date:	May 15, 2022

May 15, 2042

Coupon:	2022 Notes: 3.30%

2042 Notes: 4.95%

Price to Public:	2022 Notes: 99.167%

2042 Notes: 99.228%

Yield to Maturity:	2022 Notes: 3.399%

2042 Notes: 5.000%

Spread to Benchmark Treasury:	2022 Notes: T+155bps

2042 Notes: T+195bps

Benchmark Treasury:	2022 Notes: UST 2.000% February 15, 2022

2042 Notes: UST 3.125% November 15, 2041

Benchmark Treasury Spot and Yield:	2022 Notes: 101-11 / 1.849%

2042 Notes: 101-14+ / 3.050%

Net Proceeds to Issuer (before expenses):	$984,350,000

Use of Proceeds:	Discovery Communications, LLC intends to use the net proceeds of this offering for general corporate purposes, including the acquisition of companies or businesses, repayment and refinancing of debt, working capital, capital expenditures and the repurchase by Discovery Communications, Inc. of its common stock pursuant to its stock repurchase program.

Interest Payment Dates:	2022 Notes: May 15 & November 15, beginning November 15, 2012

2042 Notes: May 15 & November 15, beginning November 15, 2012

Make-Whole Call:	2022 Notes: At any time at Treasury plus 25 basis points

2042 Notes: At any time at Treasury plus 30 basis points

Trade Date:	May 10, 2012

Settlement Date:	May 17, 2012 (T+5)

Denominations:	$2,000 × $1,000

CUSIP/ISIN:	2022 Notes: 25470D AF6 / US25470DAF69

2042 Notes: 25470D AG4 / US25470DAG43

Ratings*:	Baa2 (stable) Moody’s Investors Service, Inc. BBB (stable) Standard & Poor’s Rating Services BBB (stable) Fitch Ratings Ltd.

Joint Bookrunners:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

Co-Managers:

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Goldman, Sachs & Co.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834–4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at (800) 294-1322 or RBS Securities Inc. toll free at (866) 884-2071.

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